AM/STOEX-GN/07 **ADITYA BIRLA GROUP** April 7, 2007

<u>Securities and Exchange Commission</u>
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
<u>United States of America</u>
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

Reg : Hindalco Industries Limited
Rule 1283-2(b) Exemption file No. 82-3428

Dear Sir,

Sub <u>: Compliance with Clause 49 of the Listing Agreement</u>

Please find enclosed herewith Quarterly Compliance Report on Corporate Governance, for the quarter ended **31ST MARCH, 2007.**

Please find the above in order and acknowledge.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

Encl : as above

Hindalco Industries Ltd

Quarter ending on : **31/03/2007.**

Particulars	Clause of Listing Agreement	Compliance Status Yes/ No	Remarks
I Board of Directors	49 I		
(A) Composition of Board	49 (I A)	Yes	
(B) Non Executive Directors' compensation & disclosure	49 (IB)	Yes	The commission paid to Directors is approved by the General Meeting. The sitting fee paid to Directors is approved by the Board of Directors.
(C) Other provisions as to Board and committee	49 (IC)	Yes	
(D) Code of Conduct	49(ID)	Yes	
II Audit Committee	49(II)	Yes	
(A) Qualified and independent Audit Committee	49(IIA)	Yes	
(B) Meeting of Audit committee	49(IIB)	Yes	
(C) Power of Audit Committee	49(IIC)	Yes	
(D)Role of Audit Committee	49(IID)	Yes	
(E) Review of information by Audit Committee	49(IIE)	Yes	
III Subsidiary Companies	49(III)	Yes	The company has no material unlisted subsidiary company. The Company has adopted a practice of placing Board minutes of unlisted subsidiary companies in the Board Meeting to be held for the purpose of approval of annual accounts.
IV Disclosure	49(IV)		
(A) Basis of related party transaction	49(IVA)	Yes	The Company has adopted a practice of placing related party transaction in the Audit Committee Meeting to be held for the purpose of approval of annual accounts.
(B) Board disclosures	49(IVB & C)	Yes	
(C) Proceeds from public issues, right issues, preferential issues etc	49(IVD)	Yes	The details of usage of proceeds of right issue is disclosed in the notes to the Financial Results published as per Clause 41 of the Listing agreement. * For Preferential issue the Company has already obtained the approval of shareholders in their Extra- Ordinary General Meeting held on 28th March, 2007.
(D) Remuneration of Directors	49(IVE)	N.A	The Company has one executive Director and remuneration of executive director is approved by the Board of Directors.
(E) Management	49(IVF)	Yes	
(F) Shareholders	49(IVG)	Yes	
V CEO/CFO Certification	49(V)	Yes	CEO/CFO certificate is placed before the Board Meeting to be held for the purpose of approval of annual accounts and also be published in the Corporate Governance Report annexed to the Directors Report .
VI Report on Corporate Governance	49(VI)	Yes	The report as per the revised clause 49 is published in the Annual Report.
VII Compliance	49(VII)	Yes	The certificate to be obtained from the Statutory Auditors of the Company on compliance of the conditions of Corporate Governance is published in the Annual Report.

HINDALCO INDUSTRIES LIMITED

ADITYA BIRLA GROUP

April 11, 2007

Securities and Exchange Commission
Attn: International Corporate Finance
Division of Corporate Finance
100 F Street, NE
Washington D C 20549
United States of America
Fax No. 001 202 5513 450
TeL No. 001 202 551 6554

SUPPL

RECEIVED
2007 APR 24 A 10:24
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Reg : Hindalco Industries Limited
Rule 1283-2(b) Exemption file No. 82-3428

Dear Sir,

Sub : Allotment of Equity Shares of the Company.

Please be informed that the Committee of the Board of Directors of the Company in its meeting held on today passed the following resolutions:

1. Allotment of 361,191 Equity Shares of Rs. 1/- each (paid value of Re. 0.50 per share) of the Company for entitlement of Right Shares kept in abeyance due to court matters.

2. Allotment of 67,500,000 Equity Shares Rs. 1/- each fully paid of the Company on a preferential allotment basis to M/s IGH Holdings Pvt. Ltd. in terms of resolution passed by members of the Company in their meeting held on 28th March 2007 and Chapter XIII of SEBI (Disclosure & Investor Protection) Guidelines, 2000.

Please acknowledge the receipt of this letter.

Thanking you,

Yours faithfully,
For HINDALCO INDUSTRIES LTD

ANIL MALIK
General Manager &
Company Secretary

END